Exhibit 99.1

Draganfly Announces Closing of US$3.5 Million Registered Direct Offering

Saskatoon, SK., May 1, 2024 (GLOBE NEWSWIRE) — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), a drone solutions, and systems developer, today announced that it has closed its previously announced offering of 13,513,514 units of the Company, with each unit consisting of one common share (or one pre-funded warrant to purchase one common share in lieu thereof) and one warrant to purchase one common share. Each unit was sold at a public offering price of US$0.259, for gross proceeds of approximately US$3.5 million (the “Offering”), before deducting underwriting discounts and offering expenses. The warrants have an exercise price of US$0.259 (CA$0.3540) per share, are exercisable immediately, will expire five years following the date of issuance and the exercise price is in Canadian currency.

Maxim Group LLC acted as sole placement agent for the Offering.

Pursuant to a prior underwritten public offering of the Company in the United States, the Company issued 6,400,000 common share purchase warrants (the “October Warrants”) with each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of US$0.6123, subject to adjustment, until October 30, 2028. In connection with the closing of the Offering, the Company and the holder of the October Warrants have entered into an amendment agreement, whereby the exercise price of the October Warrants was reduced to US$0.259 (CA$0.3583), the cashless exercise procedure of the October Warrants was removed, and the functional currency of the October Warrants was converted to Canadian dollars.

Draganfly currently intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in each of the Canadian provinces of British Columbia, Saskatchewan and Ontario and with the SEC in the United States and is available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of drone solutions, software, and AI systems.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering;. Closing of the Offering is subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, the failure of the parties to satisfy certain closing conditions, and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in the Canadian provinces of British Columbia, Ontario and Saskatchewan and with the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.